UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          ---------------------------


                                 SCHEDULE 13D


                              (Amendment No. 10)

                   Under the Securities Exchange Act of 1934

                            HAWAIIAN HOLDINGS, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  419879-101
                                (CUSIP Number)

                            Thomas X. Fritsch, Esq.
                               885 Third Avenue
                                  34th Floor
                           New York, New York 10022
                           Tel. No.: (212) 888-5500

                                   COPY TO:
                                John K. Hughes
                       Sidley, Austin, Brown & Wood LLP
                              1501 K Street, N.W.
                            Washington, D.C. 20005
                           Tel. No.: (202) 736-8000

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 June 11, 2004
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

                        (Continued on following pages)



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

                                                            SCHEDULE 13D

Cusip No. 419879-101
----------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

             AIP, LLC
----------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) | |
                                                                                                            (b) |X|
----------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             N/A
----------------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        | |

----------------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER

   SHARES             None
                     -------------------------------------------------------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY            4,159,403

                     -------------------------------------------------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER

 REPORTING            None
                     -------------------------------------------------------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

    WITH              4,159,403

----------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,159,403
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          | |

----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.98%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO (limited liability company)
----------------------------------------------------------------------------------------------------------------------------------



                                                                  2

Cusip No. 419879-101
----------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

             John W. Adams
----------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) | |
                                                                                                            (b) |X|
----------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             N/A
----------------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        | |

----------------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER

   SHARES             250,000
                     -------------------------------------------------------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY            None

                     -------------------------------------------------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER

 REPORTING            250,000
                     -------------------------------------------------------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

    WITH              None

----------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             250,000
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          | |

----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.84%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN
----------------------------------------------------------------------------------------------------------------------------------



                                                                 3

Cusip No. 419879-101
----------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

             Jeffrey A. Smith
----------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) | |
                                                                                                            (b) |X|
----------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             N/A
----------------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        | |

----------------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER

   SHARES             None
                     -------------------------------------------------------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY            4,159,403

                     -------------------------------------------------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER

 REPORTING            None
                     -------------------------------------------------------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

    WITH              4,159,403

----------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,159,403
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          | |

----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.98%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN
----------------------------------------------------------------------------------------------------------------------------------

                       AMENDMENT NO. 10 TO SCHEDULE 13D

     This is Amendment No. 10 (this "Amendment") to the Schedule 13D filed by the reporting persons listed above with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Holdings, Inc., a Delaware corporation (the "Company"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 22, 2002, as amended by Amendment No. 4, dated as of May 7, 2002, as amended by Amendment No. 5, dated as of May 31, 2002, as amended by Amendment No. 6, dated as of July 11, 2002, as amended by Amendment No. 7, dated as of September 9, 2002, as amended by Amendment No. 8, dated as of March 5, 2004, and as amended by Amendment No. 9, dated as of April 2, 2004 (the "Original
Schedule 13D").

     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Original Schedule 13D, as amended, and the applicable exhibits thereto.

Item 2.      Identity And Background.

          Item 2 is hereby amended to remove John W. Adams as a Reporting Party and is hereby further amended and supplemented by the following:

     (a)-(c) On June 14, 2004, Mr. Adams resigned as Chief Executive Officer of the Company and as Managing Member of AIP, LLC, a Delaware limited liability company ("AIP") and Jeffrey A. Smith became the Managing Member of AIP, which is the direct beneficial owner of 4,159,403 shares of Common Stock. Mr. Smith is an Executive Vice President of Smith Management LLC. His business and office address is 885 Third Avenue, 34th Floor, New York, New York, 10022.

     (d) During the last 5 years, Mr. Smith has not been involved in a criminal proceeding.

     (e) During the last 5 years, Mr. Smith has not been a party to a civil proceeding resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Smith is a citizen of the United States.

Item 4.      Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

     On June 11, 2004, AIP entered into a Stock Purchase Agreement (the "Purchase Agreement") that provided for the purchase and sale of 10,000,000 shares of Common Stock from AIP to RC Aviation, LLC, a Delaware limited liability company ("RC Aviation"). In the Purchase Agreement, AIP agreed, among other things, to cause (a) the directors that AIP has designated to the board of directors of the Company to resign effective the first date on which the resignations of such directors can be effective and satisfy the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and (b) to be appointed to the board designees of RC as the sole members of the board of directors of the Company effective on such date.

     AIP's sale of 10,000,000 shares of Common Stock to RC Aviation was motivated by AIP's belief that the continued involvement of John W. Adams and AIP in the reorganization of Hawaiian Airlines was continuing to be a distraction in the bankruptcy process and that all of the Company's shareholders would be best served if AIP and Mr. Adams removed themselves from the process. As a result of the transactions described herein, AIP expects to be only a passive participant in the Company's reorganization plan for Hawaiian Airlines. In addition, and as noted, Mr. Adams' has resigned as the Managing Member of AIP, has ceased being a member of AIP, and has no further economic interest in AIP. Mr. Adams has also resigned from his position as the Company's Chief Executive Officer and will resign from the Company's board of directors as soon as certain legal and regulatory requirements are met. Mr. Adams economic interest in the Company has ended, as Mr. Adams has agreed to sell his remaining Company shares and options at the per share price set in the Purchase Agreement between AIP and RC Aviation. AIP has retained 4,159,403 of the Company's shares and continues to believe that there is significant equity value in Hawaiian Airlines.

     In addition, on June 11, 2004, AIP and RC Aviation entered into a Stockholders Agreement (the "AIP Stockholders Agreement"). Pursuant to the AIP Stockholders Agreement, AIP has agreed to vote any equity securities then held by AIP in favor of any nominee to the Company's board of directors made by RC Aviation and to otherwise vote such equity securities at the direction of RC Aviation. As of the date hereof, AIP holds 4,159,403 shares of Common Stock and 4 shares of Class A Preferred Stock.

     The AIP Stockholders Agreement also provides that if AIP intends to sell or otherwise transfer any equity security of the Company then held by it, it shall give RC Aviation the right of first offer with respect to such equity securities. In addition, if AIP receives an offer from any third party to purchase any equity securities then held by AIP, the AIP Stockholders Agreement provides that RC Aviation shall have a right of first refusal with respect to such shares of equity securities. In addition, in the event RC Aviation agrees to sell all, or substantially all of the Common Stock then held by it to an unaffiliated third party, it may require AIP to sell all, but not less than all, of the common stock then held by AIP in such transaction. Further, the AIP Stockholders Agreement provides that if RC Aviation agrees to sell Common Stock then held by it and covered by the Stockholders Agreement to an unaffiliated third party, then AIP shall have the right to participate in such sale up to AIP's pro rata portion of the Common Stock to be sold in such transaction. In addition, subject to certain conditions, the AIP Stockholders Agreement requires AIP to support any plan of reorganization of Hawaiian Airlines, Inc. in such debtor's Chapter 11 proceedings proposed by RC Aviation and not to take any action to oppose or interfere with confirmation of any such plan.

     The AIP Stockholders Agreement further provides that, in the event RC Aviation or any member of RC Aviation makes a contribution of capital to the Company for the purpose of funding a plan of reorganization, whether in the form of a rights offering or otherwise, AIP or an affiliate of AIP will have the right, but not the obligation, to also make a contribution on the same terms and conditions as RC Aviation or such member of RC Aviation, but on a basis that reflects AIP's pro rata ownership of shares of Common Stock as compared to the number of shares of Common Stock owned by RC Aviation. The AIP Stockholder's Agreement also provides that RC Aviation will, subject to certain conditions, use commercially reasonable efforts to cause the Company to promptly repay certain amounts (estimated by AIP to be approximately $1.6 million) properly payable that AIP previously advanced to the Company in order for the Company to maintain its status as a public company and pursue a reorganization plan for Hawaiian Airlines that would benefit all shareholders of the Company at a time when the Company did not have the funds to do so, including advances to pay legal fees and other financial obligations.

     The foregoing summary of the terms of the Purchase Agreement and the AIP Stockholders Agreement is qualified in its entirety by the terms and conditions of the Purchase Agreement and the AIP Stockholders Agreement, which are attached hereto as Exhibit 10.1 and 10.2, respectively, and which are incorporated herein by reference.

Bankruptcy-Related Matters
--------------------------

     As noted in Amendment No. 8 to the Original Schedule 13D, when the Proposed HHI Plan was filed with the Bankruptcy Court, the Plan Proponents anticipated filing an enhanced and more detailed plan of reorganization for Hawaiian Airlines after all those wishing to bid in the bankruptcy proceeding had been provided access to complete financial and other information related to Hawaiian Airlines that had not theretofore been made available in the bankruptcy proceeding. In light of the agreements discussed above, AIP has determined that it will no longer be acting with the Company as a Plan Proponent.

     As described in Amendment No. 9 to the Original Schedule 13D, Mr. Adams, the Company's Chairman and, at that time, Chief Executive Officer and certain of his affiliates had entered into an arrangement with Mr. Donald J. Carty pursuant to which Mr. Carty would partially fund and manage an entity to be formed for the purpose of holding a portion of the common stock of the reorganized Hawaiian Airlines in furtherance of the Proposed HHI Plan. In light of the Purchase Agreement and the AIP Stockholders Agreement, AIP and RC Aviation have held discussions with Mr. Carty with respect to his continuing role and involvement in the development of a Plan under the direction of RC Aviation, and RC Aviation has informed AIP that it is continuing such discussions.

General
-------

     AIP intends to hold the Common Stock for investment purposes. Subject to the provisions of the AIP Stockholders Agreement, AIP may from time-to-time acquire additional shares of Common Stock, dispose of some or all of the shares, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold all of the shares it currently owns.

Item 5.      Interest in Securities of the Issuer

     Item 5 of the Original Schedule 13D is hereby amended as follows:

     (a)-(c), (e) On June 14, 2004, pursuant to the Purchase Agreement, AIP completed the Sale of 10,000,000 shares of the Company's Common Stock that were beneficially owned by AIP to RC Aviation. RC Aviation purchased the shares at a price of $4.14 per share, resulting in an aggregate purchase price of $41,400,000. As a result of this sale, AIP now holds 4,149,403 shares of Common Stock, representing approximately 13.98% of the outstanding shares of Common Stock.

     Concurrently with this sale, Mr. Adams resigned as Managing Member of AIP and as Chief Executive Officer of the Company, and was replaced as managing Member by Mr. Smith. Accordingly, Mr. Smith may be deemed to be the beneficial owner of the 4,149,403 shares of Common Stock held by AIP. Mr. Smith disclaims beneficial ownership of such Common Stock.

     On June 21, 2004, Mr. Adams entered into a privately negotiated transaction with an entity in which he does not have a direct or indirect economic interest pursuant to which Mr. Adams agreed to sell the 24,005 shares of Common Stock held in his individual capacity and, as soon as legally permitted, the remaining 250,000 shares of Common Stock represented by stock options held by Mr. Adams. Mr. Adams agreed to sell these remaining shares at the per share price set in the Purchase Agreement between AIP and RC Aviation, thereby ending his economic interest in the Company. On June 14, 2004, when Mr. Adams resigned his position as Managing Member of AIP, Mr. Adams ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.

     As a result of entering into the AIP Stockholders Agreement with RC Aviation, AIP may be deemed to have formed a "group" with RC within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and accordingly be deemed to share beneficial ownership of the 10,000,000 shares of Common Stock owned by RC Aviation. If AIP were determined to be the beneficial owner of the Common Stock owned by RC Aviation, AIP would be the beneficial owner of 14,149,403 shares of Common Stock, representing approximately 47.7% of the outstanding shares of Common Stock. Each of AIP and Mr. Smith disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it or him, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby supplemented as follows:

     See Item 4 for a description of the Purchase Agreement and the AIP Stockholders Agreement.

Item 7.      Material to be Filed as Exhibits.

     Exhibit Number            Document Description
     --------------            --------------------

            10.1 Stock Purchase Agreement, dated as of June 11, 2004, by and between AIP, LLC and RC Aviation.

            10.2 Stockholders Agreement, dated as of June 11, 2004, by and between AIP, LLC and RC Aviation, LLC.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 22, 2004


                                          AIP, LLC


                                          By: /s/ Jeffery A. Smith
                                              -------------------------------
                                              Name:  Jeffery A. Smith
                                              Title:    Managing Member


                                          /s/ John W. Adams
                                              -------------------------------
                                              John W. Adams


                                          /s/ Jeffery A. Smith
                                              -------------------------------
                                              Jeffery A. Smith